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05011924

RECEIVED
2005 OCT 20 P 12:

October 19, 2005

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

SUPPL

Attention: Mary Cascio

RE: Wolters Kluwer N.V.: Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 File No. 82-2683

Dear Ms. Cascio:

On behalf of Wolters Kluwer N.V. (the "Company"), and in connection with the Company's exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find attached a copy of the press release issued by the Company on October 19, 2005.

This information is being furnished under paragraph (b)(1)(i) of Rule 12g3-2 under the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at 212-735-2588 or Maarten Thompson of the Company at 31-(0)20-7 70 400 if you have any questions regarding the enclosures.

Robert M. Chilstrom/djt

Robert M. Chilstrom

PROCESSED
OCT 21 2005
THOMSON FINANCIAL

cc: Maarten Thompson
Scott Ziegler

Wolters Kluwer at 2005 Frankfurt Book Fair

Frankfurt, Germany (October 19, 2005) – Wolters Kluwer, a leading multinational information services company, announces its participation at the 2005 Frankfurt Book Fair, the world's largest trade fair for books, multimedia and communications. Throughout the event, over 200 Wolters Kluwer staff from around the world will represent top Wolters Kluwer brands and introduce a wealth of innovative new products.

Health, tax, accounting, legal and regulatory businesses can be found in Hall 4.2 (Stand M401). Here, flagship products from leading brands such as Aspen Publishers, CCH, Croner, Ipsoa, Kluwer Law International, Lamy, Lippincott Williams & Wilkins, Luchterhand and Ovid Technologies can be explored.

Distinguished education businesses such as Liber, Nelson Thornes and Wolters-Noordhoff will demonstrate some of their most pioneering products in Hall 8 (Stand M948).

Expert representatives from Wolters Kluwer will also be available at both locations to speak on a number of industry subjects.

For more information or questions on Wolters Kluwer's presence at this event, please see www.wolterskluwer.com or send an email to info@wolterskluwer.com.

About Wolters Kluwer

Wolters Kluwer is a leading multinational publisher and information services company. The Company's core markets are spread across the health, corporate services, financial services, tax, accounting, law, regulation, and education sectors. Wolters Kluwer has annual revenues (2004) of €3.3 billion, employs approximately 18,400 people worldwide and maintains operations across Europe, North America, and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts of shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.

Media
Caroline Wouters
Vice President, Corporate Communications

Wolters Kluwer nv
+ 31 (0)20 6070 459
press@wolterskluwer.com

Investors/Analysts

Oya Yavuz
Vice President, Investor Relations
Wolters Kluwer nv
+ 31 (0)20 6070 407
ir@wolterskluwer.com